FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Amendment to the Annual Securities Report for the fiscal year ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 17, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

Reasons

On June 28, 2007, Nomura Holdings, Inc. amended its Annual Securities Report for the year ended March 31, 2006, and filed its amendment of the Annual Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Revised item

Item 4.	Company Information

1. Share Capital Information

(7)	Stock Option System

A. Resolved by the General Shareholders’ Meeting in 2002

(Before amendment)

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (275 in total)

(After amendment)

Resolution Date	June 26, 2002
Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (344 in total)

B. Resolved by the General Shareholders’ Meeting in 2003

(Before amendment)

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (261 in total)

(After amendment)

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (342 in total)

(Before amendment)

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (154 in total)

(After amendment)

Resolution Date	June 26, 2003
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (156 in total)

C. Resolved by the General Shareholders’ Meeting in 2004

(Before amendment)

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (418 in total)

(After amendment)

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (445 in total)

(Before amendment)

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (99 in total)

(After amendment)

Resolution Date	June 25, 2004
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (94 in total)

D. Resolved by the General Shareholders’ Meeting in 2005

(Before amendment)

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (478 in total)

(After amendment)

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (476 in total)

(Before amendment)

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (330 in total)

(After amendment)

Resolution Date	June 28, 2005
Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (325 in total)